UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
WOODSIDE FINANCE LIMITED
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copies to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*:	$985,093,611.00	Amount of Filing Fee**:	$105,405.02

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$105,405.02	Form or registration no.:	Schedule TO
Filing Party:	ATS Inc.	Date Filed:	August 31, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 9, AND ITEM 11
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006, and amended by Amendment No. 1 to the Tender Offer Statement filed on September 11, 2006 and Amendment No. 2 to the Tender Offer Statement filed on September 18, 2006 (as amended, the “Schedule TO”), by ATS Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006 (the “Rights Agreement”), for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser’s Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”). The terms and conditions of the offer are described in the Offer to Purchase and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
ITEMS 1 THROUGH 9, AND ITEM 11
     All information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto which were previously filed as exhibits to the Schedule TO, is incorporated by reference to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     The Offer to Purchase is hereby amended as follows:
1.	The cover page of the Offer to Purchase is hereby amended by inserting the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “All Outstanding Shares of Common Stock” in the second line.

2.	Subsection (I) of the first paragraph of the cover page of the Offer to Purchase is amended and restated in its entirety to read as follows: “(I) THERE HAVING BEEN VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE “COMMON STOCK”), OF ENERGY PARTNERS, LTD. (THE “COMPANY”), AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (THE “RIGHTS” AND, TOGETHER WITH THE COMMON STOCK, THE “SHARES”), THAT WHEN ADDED TO THE SHARES THEN OWNED BY WOODSIDE PETROLEUM LTD. (“PARENT”) OR ANY OF ITS SUBSIDIARIES, SHALL CONSTITUTE A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (INCLUDING, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE EXERCISE OF ANY OPTIONS OR WARRANTS),”

3.	The first two paragraphs under the heading “IMPORTANT” of the cover page of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:
     “Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary identified on the back cover of this Offer to Purchase or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. The Rights are currently evidenced by the certificates representing the shares of Common Stock, and by tendering shares of Common Stock, a stockholder will also tender the associated Rights. If a Distribution Date (as described in Section 7 (“Certain Information Concerning the Company”)) occurs, stockholders will be required to tender one associated Right for each share of Common Stock tendered in order to effect a valid tender of such Share.
     A stockholder who desires to tender Shares and whose certificates evidencing such Shares (or, if applicable, associated preferred stock purchase rights) are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of this Offer to Purchase.
     Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case, as set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.”
4.	The first paragraph in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:
     “ATS Inc., an indirect, wholly owned subsidiary of Woodside Petroleum Ltd., is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of Energy Partners, Ltd., and the associated preferred stock purchase rights, for $23.00 net per share in cash (less any applicable withholding taxes and without interest), subject to possible increase by $0.50 or $1.00 per share to a total of $23.50 or $24.00 net per share in cash depending on the resolution of certain litigation described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Energy Partners, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that you may determine is important to you. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case as set forth on the back cover of this Offer to Purchase.”
5.	The section under the question “Who Is Offering To Buy My Securities?” in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended by adding the following bullet point after the last bullet point of the section:
•	“Woodside Finance Limited, a company incorporated under the laws of Victoria, Australia, and a wholly owned subsidiary of Woodside Petroleum, will provide funding for the offer, the second-step merger (as described herein) and related fees and expenses. Woodside Finance has secured a loan commitment from Société Génerale and will provide intra-group funding to ATS.”
6.	The section under the question “What Are the Classes and Amounts of Securities Sought in This Offer?” in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:
•	“ATS is seeking to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Energy Partners, and the associated preferred stock purchase rights. We refer to one share of Energy Partners common stock, together with the associated preferred stock purchase right, as a “Share” or “share.” See the “Introduction” and Section 1.”
7.	The second paragraph under the question “Is the Entire Offer Contingent on the Success of the Delaware Litigation? ” in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:
     “In addition, we sued to invalidate a bylaw of Energy Partners which imposed an 85% vote requirement for consent solicitations. One of the conditions of our offer will be satisfied if, among other alternatives, our nominees are elected to the Energy Partners Board. This alternative would require our consent solicitations (as described below) to be successful. Following our suit, Energy Partners amended its bylaws to remove the 85% vote requirement.”
8.	The section under the question “What are the Most Significant Conditions of the Offer?” in the section of the Offer to Purchase titled “Summary Term Sheet,” the first bullet under the statement “The offer is conditioned upon, among other things, the following:” is hereby amended and restated in its entirety to read as follows:
•	“Energy Partners stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer at lease that number of shares that, when added to the shares then owned by Woodside Petroleum or any of its subsidiaries, shall constitute a majority of the then outstanding shares on a fully diluted basis.”
9.	The section under the question “What are the Most Significant Conditions of the Offer?” in the section of the Offer to Purchase titled “Summary Term Sheet,” the fourth bullet under the statement “The offer is conditioned upon, among other things, the following:” is hereby amended and restated in its entirety to read as follows:
•	“(A) Energy Partners shall have entered into a definitive merger agreement with ATS with respect to a merger of ATS and Energy Partners, (B) nominees of ATS shall constitute a majority of the board of directors of Energy Partners or (C) Energy Partners stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer at least that number of shares that, when added to the shares then owned by Woodside Petroleum or any of its subsidiaries, shall constitute at least 90% of the then outstanding shares on a fully diluted basis.”
10.	The section under the question “Do You Intend To Undertake a Consent Solicitation To Remove the Directors of Energy Partners?” in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended by replacing the words “not adopted a ‘poison pill’ or shareholders rights plan” with the words “redeemed the preferred stock purchase rights or otherwise rendered its shareholder rights plan inapplicable to the offer and the second-step merger.”
11.	The section under the question “Is Your Financial Condition Relevant to My Decision to Tender in the Offer?” in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended by replacing the words “Woodside Finance Pty Ltd” with the words “Woodside Finance Limited.”
12.	The first bullet under the question “How Do I Tender My Shares?” in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:
•	“To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to The Bank of New York, the Depositary for the offer, not later than the time the offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street-name (i.e., through a broker, dealer, or other nominee), your shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three New York Stock Exchange, Inc. trading days after the date of execution of such Notice of Guaranteed Delivery. The preferred stock purchase rights are currently evidenced by the certificates representing the shares of common stock and by tendering shares of common stock, a stockholder will also tender the associated preferred stock purchase rights. If a distribution date (as described in Section 7 (“Certain Information Concerning the Company”)) occurs, stockholders will be required to tender one associated preferred stock purchase right for each share of common stock tendered in order to effect a valid tender of such share of common stock. See Section 3.”
13.	The section under the question “What Does the Board of Energy Partners Think of the Offer?” in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:
       “As required by Rule 14d-9 under the Securities Exchange Act of 1934, as amended, on September 14, 2006, Energy Partners filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission. According to the Schedule 14D-9, Energy Partner’s Board, after reviewing the offer with its financial and legal advisors, unanimously determined (with one director, William Hiltz, abstaining) that the offer is inadequate and not in the best interests of Energy Partner’s stockholders (other than Woodside and its affiliates) and accordingly, Energy Partner’s Board recommended that the stockholders reject the offer and not tender their shares pursuant to the offer. See Section 10.”
14.	The first paragraph of the section titled “Introduction” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
       “ATS Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Parent”), hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), other than shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006 (the “Rights Agreement”), at a price of $23.00 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal (the offer reflected by such terms and conditions and any amendments or supplements thereto, constitutes the “Offer”). See Section 8 for additional information concerning Purchaser and Parent.”
15.	The fourteenth paragraph of the section titled “Introduction” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
       “As required by Rule 14d-9 under the Exchange Act, on September 14, 2006, Energy Partners filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), with the Securities and Exchange Commission (the “SEC”). According to the Schedule 14D-9, the Company’s Board, after reviewing the Offer with its financial and legal advisors, unanimously determined (with one director, William Hiltz, abstaining) that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Parent and its affiliates) and accordingly, the Company’s Board recommended that the stockholders reject the Offer and not tender their Shares pursuant to the Offer.”
16.	The sixteenth paragraph of the section titled “Introduction” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
       “Purchaser currently intends to file a consent statement with the SEC for use in connection with the solicitation of written consents from at least a majority of stockholders of the Company (the “Consent Solicitation”) to (i) remove each current member of the Board and (ii) elect five of its nominees to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Purchaser Nominees”). Following such election, Purchaser expects that the Purchaser Nominees would reduce the size of the Board to five members. Purchaser reserves the right, however, at any time to determine not to commence the Consent Solicitation (or to terminate any Consent Solicitation which has previously been commenced) if Purchaser determines it to be in its best interests to do so or if Purchaser determines that such Consent Solicitation is unnecessary, including, if Purchaser so determines, if the Board has (x) recommended against the issuance of Shares in connection with the Company’s proposed merger with Stone Energy, (y) recommended that the Company’s stockholders accept the Offer and (z) redeemed the Rights or otherwise rendered the Rights Agreement inapplicable to the Offer and the Second-Step Merger. In order for the consent solicitation to be successful, holders of a majority of outstanding Shares must provide their consent.”
17.	The seventeenth paragraph of the section titled “Introduction” in the Offer to Purchase is hereby amended by inserting the words “, redeem the Rights or otherwise render the Rights Agreement inapplicable to the Offer and the Second-Step Merger” immediately after the words “the Section 203 Condition.”

18.	The first paragraph in Section 5 (“Material U.S. Federal Income Tax Consequences”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
       “The following is a summary of the material U.S. federal income tax consequences of the Offer and the Second-Step Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to the right to receive cash in the Second-Step Merger (a “Holder”). This summary is not a complete description of all of the tax consequences of the Offer and the Second-Step Merger and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders of Shares. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This summary applies only to Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, tax-exempt organizations and dealers in securities) that may be subject to special rules. As used herein, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. As used herein, a “non-U.S. Holder” is any Holder that is not a partnership and is not a U.S. Holder.”
19.	Section 7 (“Certain Information Concerning the Company”) of the Offer to Purchase is hereby amended by inserting after the second paragraph and before “Available Information” the following:
       “Preferred Stock Purchase Rights. The following description of the Rights Agreement and the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement filed with the Company’s registration statement on Form 8-A filed with the SEC on September 14, 2006.
       On Wednesday, September 13, 2006, the Company’s Board authorized the Company to enter into the Rights Agreement and declared a dividend distribution of one Right for each outstanding share of Common Stock.
       Upon certain events, each Right entitles its registered holder to purchase from the Company one one-hundredth of a share of a new series of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Stock”) at a price of $80 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The Rights become exercisable upon the earlier of the tenth day following the public announcement or notice to the Company that a person or group acquired, or obtained the right to acquire, 10% or more of the outstanding Common Stock (the “Shares Acquisition Date”) or (unless the Board sets a later date) the tenth business day after any person or group commences a tender offer or exchange offer which, if successful, would cause the person or group to own 10% or more of the outstanding Common Stock (the earlier of such date or the Shares Acquisition Date, the “Distribution Date”). The Agreement provides that the Distribution Date with respect to the Offer shall occur on the Shares Acquisition Date with respect to the Offer (or such earlier date as determined by the Board), and that no Distribution Date shall occur as a result of the closing of the Stone Merger Agreement.
       Should any person or group acquire 10% or more of the outstanding Common Stock, all Rights not held by the 10% stockholder become rights to purchase additional shares of Common Stock for one-half of the market price of such Common Stock. After a person or group crosses the 10% threshold and before such person or group owns 50% or more of the outstanding Common Stock, the Board, instead of allowing the Rights to become exercisable, may issue one share of Common Stock or one one-hundredth (1/100) of a share of Preferred Stock in exchange for each Right (other than those held by the acquiring person or group). In the event of a merger or sale of 50% or more of the assets of the Company, the Rights Agreement requires that provision be made for the Rights to become rights to purchase shares of the acquiring company for one-half of the market price of such shares.
       The Rights expire on March 14, 2007 and may be redeemed for $0.01 per Right by the Board at any time prior to the time any person or group acquires 10% or more of the outstanding Common Stock. The Rights are subject to amendment by the Board in any manner without the consent of holders of the Rights except that after a person becomes an “Acquiring Person” (as defined in the Rights Agreement) they may not be amended in a manner adverse to the holders of Rights.”
20.	The title of Section 8 (“Certain Information Concerning Purchaser and Parent”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
“Section 8. Certain Information Concerning Purchaser, Parent and Borrower.”
21.	The last three paragraphs of Section 8 (“Certain Information Concerning Purchaser and Parent”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:
       “Borrower (as defined below in Section 9) will provide funding for the Offer and the Second-Step Merger. The principal executive offices of Borrower are located at Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia 6000. Borrower is the primary borrowing and lending entity for Parent and its subsidiaries. The telephone number of Borrower is 011-61-8-9348-4000.
       The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and the members of the management and supervisory boards of Parent and Borrower and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Purchaser, Parent, Borrower or, to the best knowledge of Purchaser or Borrower, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
       Except as described in this Offer to Purchase or on Schedule II hereto, (i) none of Purchaser, Parent, Borrower nor, to the best knowledge of Purchaser or Borrower, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent, Borrower or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Purchaser, Parent, Borrower nor, to the best knowledge of Purchaser or Borrower, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
       Except as otherwise described in this Offer to Purchase, none of Purchaser, Parent, Borrower nor, to the best knowledge of Purchaser or Borrower, any of the persons listed in Schedule I to this Offer to Purchase has any contract, agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, none of Purchaser, Parent, Borrower nor, to the best knowledge of Purchaser or Borrower, any of the persons listed on Schedule I hereto has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, Borrower or any of their respective subsidiaries or, to the best knowledge of Purchaser or Borrower, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.”
22.	The first paragraph under the heading “Syndicated Credit Facility” in Section 9 (“Financing of the Offer and the Second-Step Merger”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
          “Parent has entered into an agreement with Société Général to underwrite an acquisition credit facility to provide Purchaser with sufficient funds to finance the Offer and Second-Step Merger (and to pay related fees and expenses). A description of this credit facility is provided below.”
23.	The second paragraph under the heading “Syndicated Credit Facility” in Section 9 (“Financing of the Offer and the Second-Step Merger”) of the Offer to Purchase is hereby amended by replacing the words “Woodside Finance Pty Ltd” with the words “Woodside Finance Limited.”
24.	The third paragraph under the heading “Syndicated Credit Facility” in Section 9 (“Financing of the Offer and the Second-Step Merger”) of the Offer to Purchase is hereby amended by deleting the words “one, two, or three weeks, or” from the first sentence and by deleting the penultimate sentence.
25.	The fourth paragraph under the heading “Syndicated Credit Facility” in Section 9 (“Financing of the Offer and the Second-Step Merger”) of the Offer to Purchase is hereby amended by inserting the words “at the latest” between the words “outstanding” and “18 months” in the first sentence.
26.	Section 10 (“Background of the Offer; Contacts with the Company”) of the Offer to Purchase is hereby amended by adding the following at the end of such section:
          “On August 31, 2006, ATS commenced its Offer by filing the Schedule TO with the Commission including this Offer to Purchase and the accompanying Letter of Transmittal as exhibits. Also on August 31, 2006, ATS issued a press release announcing the commencement of the Offer and placed a summary advertisement relating to the Offer in the Wall Street Journal.
          On September 7, 2006, the Company filed an action against Stone in the Delaware Court of Chancery seeking a declaratory judgment to clarify that the Stone Merger Agreement does not prohibit the Company from taking certain actions such as negotiating a transaction with, or providing confidential information to, a third party. In its complaint, the Company indicated that Stone believed that the Stone Merger Agreement prohibits the Company from taking such actions.
          On September 8, 2006, ATS filed a preliminary proxy statement with the SEC to solicit proxies, to be used at a special meeting with respect to the Stone Merger Agreement, from the Company’s stockholders to vote “AGAINST” (i) the proposal to approve the issuance of shares of the Company’s common stock to stockholders of Stone in connection with the Stone Merger Agreement and (ii) two other proposals proposed by the Company in connection therewith.
          On September 11, 2006, Purchaser filed its Premerger Notification statement under the HSR Act with the FTC and the Antitrust Division (both as defined below).
          According to the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2006 (the “Form 8-K”):
•	On September 13, 2006, the Company entered into indemnity agreements (each an “Indemnity Agreement”) with each of its directors, executive officers and one other employee. The Indemnity Agreements provide such individuals with, among other things, certain indemnification and advancement rights in third-party proceedings, proceedings by or in the right of the corporation, proceedings in which the indemnitee is wholly or partly successful, and for an indemnitee’s expenses incurred as a witness in a proceeding by reason of his or her corporate status.

•	On September 13, 2006, the Company entered into amendments to the Company’s change of control severance agreements with Richard Bachmann, Phillip Gobe, John Peper and Timothy Woodall (each a “Severance Agreement”) and amendments to the change of control severance plan (the “Severance Plan”) for 13 officers and key employees, including 2 of the Company’s executive officers, Messrs. Dykes and Ottosan. The amendments to the Severance Agreements and the Severance Plan (collectively, the “Severance Program”) include: (i) in the case of a participant who becomes entitled to severance benefits, if the participant has not, by the time of his or her termination of employment, received a bonus for the calendar year before the calendar year of termination of employment, the participant will receive a bonus for that year in an amount equal to his or her target bonus opportunity for that year, (ii) in determining a participant’s average annual bonus for purposes of the bonus component of the severance benefit, the bonus for a partial year of employment is disregarded, (iii) the multiple applied in determining the severance payment may not be changed on or after a change of control and (iv) provisions to comply with new federal income tax rules relating to nonqualified deferred compensation. In the case of the Severance Plan (but not the Severance Agreements), the Board also approved an amendment making it a “good reason” basis for termination of employment if the participant is required to relocate to an office which is more than 35 miles in driving distance from the office at which the participant is employed immediately before the change of control.

•	On September 13, 2006, the Company adopted changes to Sections 2.5 and 2.9 of its Bylaws. The revised Section 2.5 grants authority to the presiding officer of a stockholder meeting to adjourn the stockholder meeting and allows for the adjournment of a stockholder meeting with or without a quorum. The revised Section 2.9 eliminates the 85% super-majority voting requirement for stockholder action by written consent and sets forth (1) the process by which the record date should be established for an action by written consent, (2) the requirements for valid consents, and (3) the process for independent inspectors to certify the validity of any action by written consent.

•	On September 13, 2006, the Company adopted a new severance plan, called the Energy Partners, Ltd. Employee Change of Control Severance Plan (the “New Severance Plan”), covering full-time employees of the Company not covered by the existing Severance Program. The New Severance Plan provides that, in the event of certain terminations of employment by the Company without “cause” or by the participant for “good reason” within two years after a change of control (which would include the consummation of the Offer), the participant would be entitled to receive (i) a lump sum severance benefit equal to 3 weeks of base pay for each year of service or fraction thereof as a full-time employee of the Company or Hall-Houston Oil Company (which was acquired by the Company in 2002) and 3 weeks of base pay for each $10,000 or fraction thereof of annual base salary and scheduled overtime pay (subject to a maximum of 52 weeks of base pay and a minimum of 16 weeks of base pay), (ii) a pro rata bonus for the calendar year of termination of employment equal to the pro rata portion of the greater of the participant’s average annual bonus for the prior three full calendar years of employment (or lesser number of prior full calendar years of employment) and the participant’s target bonus opportunity for the calendar year of termination of employment, (iii) if the participant has not yet received a bonus for the calendar year before the calendar year of termination of employment, a bonus for such year equal to target bonus opportunity for such year, (iv) continuation of medical, dental and life insurance benefits for 12 months provided the participant pays the same portion of the required premium, and provided, further, that such coverage would cease if the participant obtains new employment providing benefits of the same type, and (v) reasonable outplacement services.

•	On September 14, 2006, the Company entered into the Rights Agreement as described in Section 7 (“Certain Information Concerning the Company”) above.

•	On September 14, 2006, the Company announced that its Board of Directors had rejected the Offer as inadequate and recommended that its stockholders not tender their shares into the Offer (as described below).
           On September 14, 2006, the Company filed the Schedule 14D-9 with the SEC. According to the Schedule 14D-9, the Company’s Board, after a review of the Offer with its financial and legal advisors, unanimously determined (with Mr. Hiltz abstaining) that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Woodside and its affiliates), and accordingly the Company’s Board recommended that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.
           On September 18, 2006, Purchaser issued a press release expressing, among other things, its disappointment with the Company’s Board’s recommendation against the Offer. An excerpt from the press release is set forth below:
News Release
ATS RESPONDS TO ENERGY PARTNERS BOARD’S RECOMMENDATION REGARDING ITS ALL CASH PREMIUM TENDER OFFER
•	Energy Partners stockholders deserve to receive a premium for their shares rather than pay a premium

•	Energy Partners Board’s actions further entrench its directors and management

•	ATS legal challenge results in Energy Partners stockholders regaining right to act by majority written consent
Covington, Louisiana, September 18, 2006—ATS Inc., a subsidiary of Woodside Petroleum Ltd. (ASX: WPL), Australia’s largest publicly listed oil and gas company, is disappointed that the Board of Directors of Energy Partners, Ltd. (NYSE: EPL) recommended to its stockholders that they reject the ATS cash offer of $23.00 per share, which is subject to an increase to $24.00 per share under certain circumstances.
EPL stockholders should question why the EPL Board continues to recommend diluting the ownership of existing stockholders and significantly increasing the Company’s debt in order to pay a premium to Stone Energy stockholders under the proposed EPL and Stone Energy merger agreement, instead of recommending the ATS all cash offer.
Under the ATS cash offer EPL stockholders would receive a premium of 25% (30% in certain circumstances) to EPL’s closing price of $18.40 on August 25, 2006, the last trading day prior to the announcement of the ATS offer.

ATS believes that its offer is even more valuable to EPL stockholders today than when first announced given the subsequent and substantial decrease in crude oil and natural gas prices as shown below:
Natural Gas Prices ($/MMBTU)

	08/25/2006	09/15/2006	% Change
Henry Hub Spot Price	$7.40	$4.40	(41%)
New York Mercantile Exchange Average Futures Contract (Next 12 months)	$9.32	$7.45	(20%)
Source: Bloomberg Energy Service
Crude Oil Prices ($/BBL)

	08/25/2006	09/15/2006	% Change
West Texas Intermediate (Cushing)	$72.13	$63.33	(12%)
New York Mercantile Exchange Average Futures Contract Price (Next 12 months)	$75.24	$67.09	(11%)
Source: Bloomberg Energy Service
Since August 25, 2006, the last day of trading prior to the ATS announcement of its offer, the share prices of EPL’s peers, identified by EPL in their proxy statement, have fallen substantially (approximately 10% on average and 13% on an equity market capitalization weighted average).
In light of this decline, ATS believes its offer now represents even better value for EPL stockholders than when originally announced. In addition, it remains more attractive than either the merger with Stone Energy or EPL remaining a stand-alone entity.
ATS President Mark Chatterji said EPL stockholders should be disappointed by their Board’s actions to frustrate the freedom of choice for stockholders, some of which would siphon value from the Company’s stockholders to the Company’s management.
“By adopting a poison pill and implementing excessive change of control severance benefits for executives and other employees, EPL management becomes further entrenched. One has to question if the EPL Board of Directors is committed to realizing value for its stockholders and acting in the stockholders’ best interests,” Mr. Chatterji said.
ATS is pleased that on September 13, 2006 EPL announced revisions to its bylaws, which removed the 85% supermajority requirement for any action to be taken by the written consent of the EPL stockholders. EPL’s Board effectively recognized ATS’s claim that the 85% supermajority requirement was an invalid method of restricting the stockholders’ statutory right to act by written majority consent.
ATS remains confident that EPL stockholders will send a clear message to the EPL Board and management by voting against the Stone Energy transaction.
 For an update on litigation, see Section 15 (“Certain Legal Matters and Regulatory Approvals”) below.”
27.	The first sentence under the heading “The Section 203 Condition” in Section 11 (“Purpose of the Offer: Plans for the Company After the Offer and the Merger”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
       “The Offer is Subject to the Section 203 Condition, which will be satisfied if (1) prior to the acceptance for payment of Shares pursuant to the Offer, the Board (x) shall have unconditionally approved the Offer and the Second-Step Merger or (y) shall have approved each of Parent and its subsidiaries, including Purchaser, as an “interested stockholder” or (2) there are validly tendered and not withdrawn prior to the Expiration Date a number of Shares that, together with the Shares then owned by Purchaser, would represent at least 85% of the Shares outstanding on the date thereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the Company).”
28.	The third paragraph under the heading “Plans for the Company” in Section 11 (“Purpose of the Offer: Plans for the Company After the Offer and the Merger”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

       “Purchaser currently intends to file a consent statement with the SEC for use in connection with the Consent Solicitation. Purchaser reserves the right, however, at any time to determine not to commence the Consent Solicitation (or to terminate any Consent Solicitation which has previously been commenced) if Purchaser determines it to be in its best interests to do so or if Purchaser determines that such Consent Solicitation is unnecessary, including, if Purchaser determines, that the Board has (x) recommended against the issuance of Shares in connection with the Company’s proposed merger with Stone Energy, (y) recommended that the Company’s stockholders accept the Offer and (z) redeemed the Rights or otherwise rendered the Rights Agreement inapplicable to the Offer and the Second-Step Merger. In order for the Consent Solicitation to be successful, holders of a majority of the outstanding Shares must provide their consent.”
29.	The first sentence of the fourth paragraph under the heading “Plans for the Company” in Section 11 (“Purpose of the Offer: Plans for the Company After the Offer and the Merger”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
       “Purchaser expects that the Purchaser Nominees, if elected to serve as directors of the Company, would in their independent judgment and good faith, and subject to their fiduciary duties, support the Offer and the Second-Step Merger and take actions necessary to satisfy the Section 203 Condition, redeem the Rights or otherwise render the Rights Agreement inapplicable to the Offer and the Second-Step Merger and seek or grant other consents or approvals as may be desirable or necessary to expedite the prompt consummation of the Offer and the Second-Step Merger.”
30.	The last paragraph in Section 14 (“Certain Conditions of the Offer”) of the Offer to Purchase is hereby amended by adding the following sentence after the first sentence of such paragraph:
       “To the extent Purchaser or Parent waives a condition set forth in Section 14 with respect to one tender, Purchaser or Parent will waive that condition with respect to all other tenders.”
31.	The first sentence of the second paragraph under the heading “Antitrust” in Section 15 (“Certain Legal Matters and Regulatory Approvals”) is hereby amended and restated in its entirety to read as follows:
       “Pursuant to the HSR Act, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on September 11, 2006.”
32.	The section under the heading “Delaware Litigation” in Section 15 (“Certain Legal Matters and Regulatory Approvals”) is hereby amended by adding the following at the end of such section:
       “On September 12, the Delaware Chancery Court consolidated Purchaser’s claims concerning the per se illegality of Section 6.2(e) of the Stone Energy Merger Agreement with the action by the Company against Stone Energy, in which the Company seeks a declaration as to the construction of this provision. The Delaware Chancery Court also scheduled a hearing on these claims for September 22, 2006. With respect to Purchaser’s other claims, the Delaware Chancery Court ordered defendants to respond to Purchaser’s discovery requests on an expedited basis by September 27, 2006.
       On September 14, 2006, the Company stated in the Schedule 14D-9 that the Company’s Board had amended its bylaws to delete the provision that purported to require an 85% supermajority vote for any action to be taken by written consent by the Company’s stockholders. The Company also disclosed its belief that “such action moots [Purchaser’s] claim relating to the [unlawful bylaw]” and did not submit a brief in opposition to Purchaser’s motion for summary judgment in accordance with the Court’s briefing schedule. Therefore, it appears that Purchaser’s claim for summary judgment on Section 2.9 of the Company’s bylaws has been mooted, and the briefing schedule and hearing ordered by the Delaware Chancery Court are no longer necessary.
       On September 22, 2006, the Delaware Chancery Court held a hearing on the merits regarding the consolidated claims by Purchaser and the Company challenging the legality of Section 6.2(e) of the Stone Merger Agreement as construed by Stone.”
33.	The title of Schedule I (“Information Concerning the Directors and Executive Officers of Purchaser and Parent”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
“Information Concerning the Directors and Executive Officers of Purchaser, Parent and Borrower”
34.	The first paragraph under the heading “Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Address Thereof” in Section 1 (“Directors and Executive Officers of Purchaser” of Schedule I (“Information Concerning the Directors and Executive Officers of Purchaser and Parent”) of the Offer to Purchase is hereby amended by replacing the words “Mr. Chatterji has been Director of Commercial, Woodside Energy Ltd. since 2004” with the words “Mr. Chatterji was Director of M&A of Woodside Energy Ltd. from 2004 until June 2006, when he became Director Commercial.”

35.	Schedule I (“Information Concerning the Directors and Executive Officers of Purchaser and Parent”) of the Offer to Purchase is hereby amended by adding the following at the end of the section:
“3. Directors and Executive Officers of Borrower.

       The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and each executive officer of Borrower. Unless otherwise indicated, the current business address of each person is Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia 6000. Unless otherwise indicated, each such person is a citizen of Australia. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Borrower.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof
Donald R. Voelte, Jr. Citizenship: United States	Mr. Voelte has been a Director of Woodside Finance Limited since November 2005. For biographical information see under “Directors and Executive Officers of Parent” above.

Robert Cole	Mr. Cole has been a Director of Woodside Finance Limited since April 2006. For biographical information see under “Directors and Executive Officers of Parent” above.

Ross Anthony Carroll	Mr. Carroll has been a Director of Woodside Finance Limited since March 2005. Mr. Carroll has been Chief Financial Officer of Woodside Energy Ltd. since March 2005. Prior to that Mr. Carroll was Vice President — Finance & Planning for BHP Billiton Petroleum Americas based in Houston, from August 2003 to March 2005 and from July 2001 to August 2003 Mr. Carroll was Vice President Commercial for BHP Billiton Iron Ore in Perth, Western Australia.

Frances Margaret Kernot Citizenship: Australia and New Zealand	Ms. Kernot has been Company Secretary of Woodside Finance Limited since January 2004. For biographical information see under “Directors and Executive Officers of Parent” above.

Warren Martin Baillie Citizenship: Australia and United Kingdom	Mr. Baillie has been Company Secretary of Woodside Finance Limited since December 2005 and Assistant Company Secretary of Woodside Energy Ltd. since September 2005. Prior to that, Mr. Baillie was Company Secretary and General Counsel of Ticor Limited from November 2004 to September 2005, Senior Associate at Deacons international law firm from July 2002 to November 2004, and Company Secretary of Cityview Corporation Limited from May 2000 to July 2002.”
36.	The title and introductory paragraph of Schedule II (“Acquisitions and Dispositions of Shares by Purchaser and Parent and the Executive Officers and Directors of Purchaser and Parent”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:
“Acquisitions and Dispositions of Shares By Purchaser, Parent and Borrower and the Executive Officers and Directors of Purchaser, Parent and Borrower
        Other than purchases of Shares in the open market by Purchaser as set forth in the table below, none of the Purchaser, Parent, Borrower or any executive officer or director of Purchaser, Parent or Borrower has engaged in any transaction involving the Shares in the past 60 days:”
         The Form of Letter of Transmittal which is attached as Exhibit (a)(1)(B) to the Schedule TO is amended as follows:
1.	The second line of the Letter of Transmittal is hereby amended by inserting the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “To Tender Shares of Common Stock.”

2.	The first sentence of the letter to stockholders on page 3 of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:
        “The undersigned hereby tenders to ATS Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Parent”), the above-described shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006, for $23.00 per Share or any greater or lesser amount paid per Share pursuant to the Offer (as defined below), net to the seller in cash (less any applicable withholding taxes and without interest) including, upon the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”).”

     The Form of Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO is amended as follows:
1.	The third line of the Notice of Guaranteed Delivery is hereby amended by inserting the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “Tender of Shares of Common Stock.”

2.	Subsection (i) of the first sentence of the first full paragraph of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety to read as follows:
“(i) if certificates (“Share Certificates”), evidencing shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and, if separate, the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006, are not immediately available,”
     The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO is amended as follows:
1.	The second line of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended by inserting the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “All Outstanding Shares of Common Stock.”

2.	The first sentence of the first full paragraph of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety to read as follows:
     “We have been appointed by ATS Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Parent”), to act as Dealer Manager in connection with Purchaser’s offer to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006, for $23.00 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser’s Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the accompanying Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.”
     The Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO is amended as follows:
1.	The second line of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended to insert the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “All Outstanding Shares of Common Stock.”

2.	The first sentence of the first full paragraph of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Is hereby amended and restated in its entirety to read as follows:
     “Enclosed for your consideration are an Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”), and a related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by ATS Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Parent”), to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006, for $23.00 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ATS INC.
By:	/s/ Jeff Soine
	Name:	Jeff Soine
	Title:	Secretary

WOODSIDE FINANCE LIMITED
By:	/s/ Donald Voelte
	Name:	Donald Voelte
	Title:	Director

Date: September 22, 2006

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated August 31, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Form of Summary Advertisement*

(a)(5)(B)	Press Release issued by Woodside Petroleum, Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum, Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(D)	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006*

(a)(5)(F)	Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006*

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006*

(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006*

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.